Exhibit 7.1

Tenaris – Liquid financial assets over total assets

Thousands of U.S. Dollars	December 31, 2015	December 31, 2014
Cash and cash equivalents	286,547	417,645
Other investments (current)	2,140,862	1,838,379
Bonds and other fixed income	393,084	0

Liquid financial assets	2,820,493	2,256,024
Total assets	14,886,974	16,510,678

Ratio	19%	14%

Tenaris – Total Liabilities to Total Assets Ratio

Thousands of U.S. Dollars	December 31, 2015	December 31, 2014	December 31, 2013
Total liabilities	3,020,918	3,704,364	3,461,104
Total Assets	14,886,974	16,510,678	15,930,970

Ratio	0.20	0.22	0.22

Tenaris – Current borrowings to total borrowings

Thousands of U.S. Dollars	December 31, 2015	December 31, 2014
Current Borrowings	748,295	968,407
Total Borrowings	971,516	999,240

Ratio	0.77	0.97